UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          GARDEN FRESH RESTAURANT CORP.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   365 235 100
                                 (CUSIP Number)

               Sorrento Ventures, a California limited partnership
                     4370 La Jolla Village Drive, Suite 1040
                              San Diego, CA 92122

                           Sorrento Ventures II, L.P.
                     4370 La Jolla Village Drive, Suite 1040
                              San Diego, CA 92122
                                 (619) 452-3100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 22, 1997
                                January 24, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 365 236 100

1.   NAME OF REP0RTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sorrento Ventures, a Californis limited partnership; 33-0240743 Sorrento Ventures II, L.P.; 33-0486242

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  __x__
     (b)  _____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     Sorrento Ventures, a California limited partnership: 95,247
     Sorrent Ventures II, L.P.:  186,282

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     Sorrento Ventures, a California limited partnership:  95,247
     Sorrento Ventures II, L.P.:  186,282

10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Sorrento Ventures, a California limited partnership:  95,247
     Sorrento Ventures II, L.P.:  186,282

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Sorrento Ventures, a California limited partnership:  2.32%
     Sorrento Ventures II, L.P.:  4.54%

14.  TYPE OF REPORTING PERSON*

     PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer:

Title and class of equity securities to which the statement relates:

     Common Stock, $.01 par value

Name and Address of the Principal Executive Offices of the Issuer:

     Garden Fresh Restaurant Corp.
     17180 Bernardo Center Drive
     San Diego, California  92128

Item 2.   Identity and Background

     (a)  Name:

     Sorrento Ventures, a California limited partnership
     Sorrento Ventures II, L.P.

     (b)  Place of Organization:

     California

     (c)  Principal Business and Principal Business Address:

     Venture capital funds.

     4370 La Jolla Village Drive, Suite 1040
     San Diego, CA  92122

     (d) Whether or not, during the last five years, either filing entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          Neither filing entity has, during the last 5 years, been convicted in a criminal proceeding.

     (e) Whether nor not, during the last five years, either filing entity was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          Neither filing entity has, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or findng any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:

          No funds were paid or received by the filing entities as a consequence of the events requiring the filing of this amendment.

Item 4.   Purpose of Transaction:

     The transaction requiring this amended report was the distribution of shares of the Common Stock of the issuer by Sorrento Ventures, a California limited partnerhsip, to its partners. On January 22, 1997, 75,060 shares were distributed, and on January 24, 1997 an additional 20,187 shares were distributed to the partners. Of the shares distributed, 18,411 were distributed to Robert M. Jaffe, the President of Sorrento Associates, Inc., the ultimate General Partner of the filing entities, and 940 shares were distributed to Sorrento Associates, Inc.

Item 5.   Interest in Securities of the Issuer:

          (a) The aggregate number of shares of Common Stock beneficially owned by Sorrento Ventures, a California limited partnership, after the distribution is 0.

               The aggregate number of shares of Common Stock beneficially owned by Sorrento Ventures II, L.P. is 186,282; 18,411 shares are owned beneficially by Robert M. Jaffe; and 940 shares are owned beneficially by Sorrento Associates, Inc., which together represents 4.948% of the total outstanding shares of Common Stock of the issuer.

          (b) Each of Sorrento Ventures II L.P., Robert M. Jaffe and Sorrento Associates, Inc. has sole power to vote or direct the voting, and the sole power to dispose or direct the disposition, of the shares of Common Stock held by it or him.

          (c) Other than the distribution of the shares of Common Stock to the partners of Sorrento Ventures, a California limited partnership, no transactions in the Common Stock of the issuer have been effected by the filing entities during the past 60 days.

          (d) Each of Sorrento Ventures II, L.P., Robert M. Jaffe and Sorrento Associates, Inc. has the right to receive and the right to direct the receipt of the benefits of dividends from the issuer and the proceeds from any sale of the issuer's Common Stock held by him or it.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer:

          The filing persons are under common control, in that each has the same ultimate general partner.

Item 7.   Material to be Filed as Exhibits.

          None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         January 31, 1997

                                         Sorrento Ventures, a California
                                         limited partnership

                                         By:  Sorrento Associates, Inc., Its
                                              General Partner


                                              By: /s/ Robert M. Jaffe
                                                  Robert M. Jaffe, President

                                          Sorrento Ventures II, L.P.

                                          By:  Sorrento Equity Partners, L.P.,
                                               Its General Partner

                                               By:  Sorrento Associates, Inc.,
                                                    Its General Partner


                                               By: /s/ Robert M. Jaffe
                                                   Robert M. Jaffe, President